AB
3/13

07003956

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSING
SEC MAIL
RECEIVED
FEB 28 2007
SECTION
213
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeWaay Financial Network, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13001 University Ave
(No. and Street)

Clive (City) Iowa (State) 50325 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry W. Raudebaugh 515.273.1302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith and Roller
(Name – *if individual, state last, first, middle name*)

7229 Albemerle Rd. Ste A (Address) Charlotte (City) NC (State) 28227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry W. Raudebaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeWaay Financial Network, INC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

THOMAS E. BOLL
Commission Number 744733
My Commission Expires
January 10, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEWAAY FINANCIAL NETWORK, INC.

West Des Moines, Iowa

Audited

Financial Statements

At

December 31, 2006

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

	Page
Financial Statements:	
Independent Auditors' Report	2
Balance Sheet	3
Statements of Operations and Retained Earnings	4
Statements of Cash Flows	5
Statement of Changes in Stockholder's Equity	6
Notes to Financial Statements	7 - 10
Report on Internal Control Required by SEC Rule 17a - 5	11 - 12

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER
P.A.

Independent Auditors' Report

To The Board of Directors
DeWaay Financial Network, Inc.
West Des Moines, Iowa

We have audited the accompanying balance sheet of DeWaay Financial Network, Inc. (an S corporation) as of December 31, 2006, and the related statements of operations and retained earnings, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeWaay Financial Network, Inc. as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

February 7, 2007

Providing Tax, Consulting, Accounting and Auditing Services to Area Businesses Since 1989
7229 Albemarle Rd., Suite "A", Charlotte, North Carolina 28227 704-566-0222 Fax: 704-531-6197
e-mail: charlotte@msr-cpa.com web site: www.msr-cpa.com

DEWAAY FINANCIAL NETWORK, INC.
Balance Sheet
December 31, 2006

ASSETS

Current Assets		
Cash - Operating	$	702,321
Cash - Certificates of Deposit		107,265
Accounts Receivable - Allowable		192,211
Accounts Receivable - Nonallowable		289,116
Prepaid Expenses		39,787
Total Current Assets		1,330,700
TOTAL ASSETS	$	1,330,700

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable - Trade	$	55,034
Accounts Payable - Related Parties		793,327
Payroll Taxes Payable		8,750
Total Current Liabilities		857,111
Stockholders' Equity		
Capital Stock - no par value; authorized 50,000 shares; issued and outstanding 8,550 shares		388,040
Retained Earnings		85,549
Total Stockholders' Equity		473,589
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,330,700

See Independent Auditors' Report and Accompanying Notes.

DEWAAY FINANCIAL NETWORK, INC.
Statement of Operations and Retained Earnings
For The Year Ended December 31, 2006

Revenues	
Commission Income	$ 1,811,942
Due Diligence and Marketing Fee Income	187,513
Total Revenues	1,999,455
Operating Expenses	
Commissions	1,560,599
Wages	149,500
Contract Labor	12,325
Insurance Expense - Business	15,672
Employee Benefits	18,946
Miscellaneous Expense	19,920
Office Expenses	42,641
NASD Fees and Assessments	33,584
Due Diligence	17,500
Professional Fees	16,343
Payroll Taxes and Other Taxes	12,778
Total Operating Expenses	1,899,808
Income From Operations	99,647
Other Income (Expense)	
Interest Income	1,501
Total Other Income (Expense)	1,501
Net Income	101,148
Retained Earnings (Deficit), beginning of year	(15,599)
Retained Earnings (Deficit), end of year	$ 85,549

See Independent Auditors' Report and Accompanying Notes.

DEWAAY FINANCIAL NETWORK, INC.
Statement Of Cash Flows
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	101,148
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) Decrease in Certificates of Deposit	(	101,265)
(Increase) Decrease in Accounts Receivable	(	481,327)
(Increase) Decrease in Prepaid Expenses	(	39,146)
Increase (Decrease) in Accounts Payable – Trade		55,034
Increase (Decrease) in Accounts Payable – Related Parties		793,327
Increase (Decrease) in Payroll Taxes Payable		8,750
NET CASH PROVIDED BY OPERATING ACTIVITIES		336,521
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		360,541
NET CASH PROVIDED BY FINANCING ACTIVITIES		360,541
NET INCREASE IN CASH AND CASH EQUIVALENTS		697,062
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,259
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	702,321

See Independent Auditors' Report and Accompanying Notes.

DEWAAY FINANCIAL NETWORK, INC.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2006

Description:

Beginning Balance	$	11,900
Plus: Additional capital contributions		360,541
Plus: Net Income		101,148
Ending Balance	$	473,589

See Independent Auditors' Report and Accompanying Notes.

DEWAAY FINANCIAL NETWORK, INC.
Notes To Financial Statements
December 31, 2006

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company operates an investment banking business, a retail securities sales business, and as an underwriter of interstate and intrastate offerings and of Direct Participation Program offerings. The Company converted its retail operations in May of 1997 to a limited operations securities dealer which sells application-way investment company offerings (mutual funds) and small corporate offerings. Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Property and Equipment

Property and Equipment is stated on the basis of cost. Depreciation for financial reporting purposes is computed by using the straight line method over the estimated useful life of the asset. The Accelerated Cost Recovery System is used for tax report purposes.

Income Taxes

DeWaay Financial Network, Inc., with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH - CERTIFICATE OF DEPOSIT

As a licensed securities dealer, the Company is required to maintain net cash capital of $5,000 at all times. If deposits decrease to within 120% of this level, then it is reported to the National Association of Securities Dealers. To eliminate the possibility of this occurring, the Company has placed a $107,265 in certificates of deposit.

NOTE C - RELATED PARTY TRANSACTIONS

Donald DeWaay, a stockholder in DeWaay Financial Network, Inc. is also the owner of DeWaay Capital Management. At December 31, 2006, the Company owed DeWaay Capital Management $44,286 to reimburse DeWaay Capital Management for employee benefits and other expenses. Total employee benefits provided to the Company by DeWaay Capital Management were $17,688. Other expenses totaled $66,938.

At December 31, 2006, the Company owed Donald DeWaay for commissions totaling $749,041. During the year ended December 31, 2006, the Company paid Donald DeWaay $723,955 in commissions.

NOTE D - PENSION PLAN

The employees of DeWaay Financial Network, Inc. are eligible to participate in the DeWaay and Associates 401(k) Profit Sharing Plan. Employees may immediately make deferral contributions to the Plan as long as they have attained the age of 21. Participants are immediately vested 100% in their deferred contributions.

NOTE D - PENSION PLAN (continued)

Participants are eligible to receive matching employer contributions after six months of service with the Company. The Company matches participant contributions using the safe harbor uniform percentage computation. The Company contribution is an amount equal to 100% of each participant's deferral contributions, not to exceed 4% of the participant's compensation. Participants are vested in the employer matching contributions on a graded vesting schedule as follows:

Years of vesting service	Nonforfeitable percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

NOTE E - EXEMPTION STATUS UNDER SEC RULE 15c3-3

DeWaay Financial Network, Inc. acts as an underwriter of Direct Participation Partnership offerings, sells application-way investment company offerings (mutual funds) and small corporate offerings. DeWaay Financial Network, Inc. has no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and DeWaay Financial Network, Inc. receives a commission from the transaction. We believe that the transactions of DeWaay Financial Network, Inc. are within the exemptions section, which is located at Rule 15c3-3 (k)(2)(ii).

NOTE F - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

DEWAAY FINANCIAL NETWORK, INC.
Notes To Financial Statements (Continued)
December 31, 2006

NOTE G - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2006, is computed as follows:

Total Stockholder's Equity	$	473,589
Less: Nonallowable accounts receivable	(	289,116)
Less: Nonallowable prepaid expenses	(	39,787)
Net Capital	$	144,686

The computed net capital per the Company agreed with audited net capital.

Net Capital	$	144,686
Net Capital per company computation		144,686
Difference	$	0

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
DeWaay Financial Network, Inc.
West Des Moines, Iowa

In planning and performing our audit of the financial statements of DeWaay Financial Network, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Providing Tax, Consulting, Accounting and Auditing Services to Area Businesses Since 1989
7229 Albemarle Rd., Suite "A", Charlotte, North Carolina 28227 704-566-0222 Fax: 704-531-6197
e-mail: charlotte@msr-cpa.com web site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moyer, Smith + Roller, P.A.

February 7, 2007

END